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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                   SUGEN, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   865041 10 7
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard T. Collier
                              Senior Vice President
                               and General Counsel
                            Pharmacia & Upjohn, Inc.
                               95 Corporate Drive
                              Bridgewater, NJ 08807
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 15, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-----------------------                                  ----------------------
CUSIP NO.  865041 10 7                                   PAGE  2  OF  15  PAGES
-----------------------                                  ----------------------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Pharmacia & Upjohn, Inc.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                     WC, OO
-------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF           *
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY           -0-
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON            *
       WITH         -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         *
-------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         *
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         CO, HC
-------------------------------------------------------------------------------

     * The shares of common stock, par value $0.01 per share (the "Common Stock") of SUGEN, Inc. ("SUGEN") covered by this report are purchasable by Pharmacia & Upjohn, Inc. ("P&U Inc.") upon exercise of an option granted to P&U Inc. on June 15, 1999, and described in Item 4 of this Report. Prior to the exercise of the Option, P&U Inc. is not entitled to any rights as a stockholder of SUGEN as to the shares covered by the Option. P&U Inc. disclaims any beneficial ownership of the shares of Common Stock purchasable by P&U Inc. upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof. If the Option were exercised, P&U Inc. would have the sole right to vote or to dispose of up to 3,372,255 shares of Common Stock issued upon exercise of the Option, which, according to SUGEN, represents up to 19.9% of the aggregate number of shares of Common Stock issued and outstanding on June 14, 1999, excluding shares issuable upon exercise of the Option.

CUSIP Number: 865041 10 7                                          Page 3 of 15


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of Common Stock of SUGEN, a Delaware corporation. The principal executive office of SUGEN is SUGEN, Inc., 230 East Grand Avenue, South San Francisco, California 94080.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by P&U Inc., a Delaware corporation.

         The principal business address of P&U Inc. is Pharmacia & Upjohn, Inc., 95 Corporate Drive, Bridgewater, New Jersey 08807.

         The principal business of P&U Inc. is the development, production, marketing and sale of pharmaceutical products.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each of each director and executive officer of P&U Inc. is set forth in Schedule I hereto and incorporated herein by reference.

         Neither P&U Inc., nor to the best knowledge and belief of P&U Inc., any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedule I which is incorporated herein by reference.

CUSIP Number: 865041 10 7                                          Page 4 of 15


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Although a final determination has not been made, it is presently anticipated that any purchases of Common Stock as described in Item 4 would be made with funds obtained from P&U Inc.'s working capital and funds available for investment.

         None of the persons listed on Schedule I hereto would contribute any funds or other consideration towards the possible purchase of the Common Stock of SUGEN reported in this statement.


ITEM 4.  PURPOSE OF TRANSACTION

         Concurrently with the execution of the Agreement and Plan of Merger, dated as of June 15, 1999, among SUGEN, P&U Inc. and University Acquisition Corp. ("Merger Sub") and incorporated by reference as Exhibit A hereto (the "Merger Agreement"), (i) P&U Inc., Zeneca Limited ("Zeneca") and Stephen Evans-Freke entered into a Voting Agreement, dated as of June 15, 1999 and incorporated by reference as Exhibit C hereto (the "Voting Agreement"), and (ii) SUGEN and P&U Inc. entered into a Stock Option Agreement, dated as of June 15, 1999 (the "Stock Option Agreement"), which is incorporated by reference as Exhibit B hereto, pursuant to which SUGEN granted to P&U Inc. an option (the "Option") to purchase, under the circumstances specified therein, up to 3,372,255 shares of Common Stock at a purchase price per share of $31.00 (the "Purchase Price"). Based on the number of shares of Common Stock represented by SUGEN to be issued and outstanding on June 14, 1999, the Option would be exercisable for up to 19.9% of the issued and outstanding shares of Common Stock, excluding shares issuable pursuant to the Option.

         The Merger Agreement provides, among other things, for the merger (the "Merger") of Merger Sub with and into SUGEN, as a result of which SUGEN will become a wholly owned subsidiary of P&U Inc. Upon consummation of the Merger, which is subject to the approval of SUGEN's stockholders, the receipt of regulatory approvals, and the satisfaction or waiver of various other conditions precedent, holders of Common Stock would receive, in respect of each share of Common Stock, that number of shares (the "Exchange Ratio") of common stock, par value $0.01 per share of P&U Inc. determined by dividing the Purchase Price by the price (the "Average Price") equal to the volume weighted average price for P&U Inc. common stock for the twenty consecutive NYSE trading days ending on, and including, the third trading day immediately

CUSIP Number: 865041 10 7                                          Page 5 of 15


preceding the Stockholders Meeting (as defined in the Merger Agreement). If the Average Price is equal to or less than $49.21875, however, the Exchange Ratio shall be .62984, and if the Average Price is equal to or greater than $60.15625, the Exchange Ratio shall be .51533.

         Pursuant to the Voting Agreement, each of Zeneca and Mr. Evans-Freke have agreed, among other things, (i) to execute and deliver to P&U Inc. an irrevocable proxy voting all shares of Common Stock held by such stockholder in favor of the Merger and (ii) not to encourage, solicit, participate in or initiate discussions or negotiations regarding any inquiries or the making of any offer or proposal concerning an Acquisition Transaction (as such term is defined in the Voting Agreement).

         Pursuant to the Stock Option Agreement, P&U Inc. may exercise the Option, in whole or in part, if, but only if, a Triggering Event (as defined below) shall have occurred prior to the Termination Date (as defined below).

         The term "Triggering Event" means the occurrence of one of the following events:

              (i) (A) a bona fide Acquisition Proposal (as defined in the Merger Agreement) shall have been made to SUGEN or any of its subsidiaries or any of its stockholders or any person or entity shall have announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to SUGEN or any of its subsidiaries, and on or following the date of the Merger Agreement but prior to the date of the Stockholders Meeting (as defined in the Merger Agreement) such Acquisition Proposal, announcement or intention is or becomes publicly known, and (B) on or following the date of the Merger Agreement but prior to the time such Acquisition Proposal, announcement or intention is or becomes publicly known, the occurrence of a Parent Material Adverse Effect (as defined in the Merger Agreement) shall not have become publicly known, and (C) on or following the date on which such Acquisition Proposal, announcement or intention is or becomes publicly known, the Merger Agreement is terminated by either P&U Inc. or SUGEN pursuant to Section 8.2(ii) of the Merger Agreement;

              (ii) the termination of the Merger Agreement by SUGEN pursuant to
         Section 8.3(a) of the Merger Agreement;

CUSIP Number: 865041 10 7                                          Page 6 of 15


              (iii) the termination of the Merger Agreement by P&U Inc. pursuant to Section 8.4(a) of the Merger Agreement; or

              (iv) the notification by SUGEN to P&U Inc. pursuant to Section 8.3(a)(ii) of the Merger Agreement, followed by written notification by P&U Inc. to SUGEN that P&U Inc. does not intend to match the Superior Proposal (as defined in the Merger Agreement) referred to in such notification.

              The term "Termination Date" means the earliest of:

              (i) the Effective Time (as defined in the Merger Agreement),

              (ii) the first anniversary of the earliest to occur of any Triggering Event, and

              (iii) the fifteenth day following the termination of the Merger Agreement if prior to such fifteenth day any Triggering Event shall not have occurred.

         Upon the occurrence of certain events set forth in the Stock Option Agreement, (i) in lieu of exercising the option to purchase Common Stock, P&U Inc. may, in respect of all or part of the shares of Common Stock issuable upon exercise of the Option, cause SUGEN to pay to P&U Inc. an amount in cash equal to the difference between the highest price per share of Common Stock paid or proposed to be paid by any person pursuant to an Acquisition Proposal and the Purchase Price (the "Cash Exercise") or (ii) SUGEN may repurchase from P&U Inc., in whole or in part, any shares of Common Stock issued upon exercise of the Option (the "Repurchase") for an amount per share equal to the greater of (A) the Purchase Price or (B) the average of the volume weighted averages of the closing ask prices of one share of Common Stock for the 180-day period commencing on the date on which the Option was exercised. In addition, the Stock Option Agreement entitles P&U Inc. to cause SUGEN to register offers and sales of the shares of Common Stock issued upon exercise of the Option under the federal securities laws ("Registration Rights") with respect to the shares represented by the Option. The terms of such Cash Exercise, Repurchase and Registration Rights are set forth in the Stock Option Agreement.

         Following the Merger, P&U Inc. intends to cause the Common Stock to be removed from listing on the Nasdaq National Market System.

CUSIP Number: 865041 10 7                                          Page 7 of 15


         The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of SUGEN until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. Prior to the Effective Time, SUGEN will take all actions necessary to obtain any resignations of its directors to give effect to the provisions of the Merger Agreement.

         Except as set forth in this Report, neither P&U Inc., nor to the knowledge of P&U Inc., any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         P&U Inc. may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

         The Merger Agreement, the Stock Option Agreement and the Voting Agreement, which are incorporated by reference as exhibits to this Report, and are incorporated herein by reference. The foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The number of shares of Common Stock covered by the Option is up to 3,372,255, which, according to SUGEN, represents up to 19.9% of the aggregate number of shares of Common Stock issued and outstanding on June 14, 1999, excluding shares issuable upon exercise of the Option. P&U Inc. disclaims any beneficial ownership of the shares of Common Stock which are purchasable by P&U Inc. upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of this date. If the Option were exercised, P&U Inc. would have the sole right to vote or to dispose of the shares of Common Stock issued upon exercise of the Option.

         Except as set forth in this Report, neither P&U Inc., nor, to the knowledge of P&U Inc., any of the persons listed on Schedule I, (i) beneficially owns any shares of Common Stock or(ii) has been party to any transaction in Common Stock during the past sixty days. Except as set forth in this Report, to the

CUSIP Number: 865041 10 7                                          Page 8 of 15


knowledge of P&U Inc., no person other than P&U Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Report.

         The foregoing discussion is qualified in its entirety by reference to the Merger Agreement, the Stock Option Agreement and the Voting Agreement each of which is incorporated herein by reference.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between P&U Inc. and other persons with respect to the Common Stock aside from the following:

         (a) The Merger Agreement, under which, among other things, SUGEN will merger with and into Merger Sub, as a result of which SUGEN will become a wholly owned subsidiary of P&U Inc. See Item 4.

         (b) The Stock Option Agreement, under which, in certain circumstances, SUGEN grants to P&U Inc. an option to purchase up to 3,372,255 shares of Common Stock. See Item 4.

         (c) The Voting Agreement, under which Zeneca and Mr. Evans-Freke have agreed, among other things, (i) to execute and deliver to P&U Inc. an irrevocable proxy voting all shares of Common Stock held by such stockholders in favor of the Merger and (ii) not to encourage, solicit, participate in or initiate discussions or negotiations regarding any inquiries or the making of any offer or proposal concerning an Acquisition Transaction.

         The foregoing discussion is qualified in its entirety by reference to the Merger Agreement, the Stock Option Agreement, and the Voting Agreement each of which is incorporated herein by reference.

CUSIP Number: 865041 10 7                                          Page 9 of 15



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.        Exhibit Description
-----------        -------------------

     A Agreement and Plan of Merger, dated as of June 15, 1999 among SUGEN, P&U Inc. and Merger Sub (incorporated by reference from Exhibit 2.1 to SUGEN's Current Report on Form 8-K, filed June 21, 1999)

     B Stock Option Agreement, dated as of June 15, 1999, between P&U Inc. and SUGEN (incorporated by reference from Exhibit
                   2.2 to SUGEN's Current Report on Form 8-K, filed June 21,
                   1999)

     C Voting Agreement, dated as of June 15, 1999, among P&U Inc., Zeneca Limited and Stephen Evans-Freke (incorporated by reference from Exhibit 2 to Zeneca's Amendment No. 2 to
                   Schedule 13G, filed June 16, 1999)

CUSIP Number: 865041 10 7                                         Page 10 of 15



                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June o, 1999

                                             PHARMACIA & UPJOHN, INC.


                                              By: /s/ Don W. Schmitz
                                                  ----------------------------
                                                  Name:  Don  W. Schmitz
                                                  Title: Vice President and
                                                         Secretary

CUSIP Number: 865041 10 7                                         Page 11 of 15



                                   SCHEDULE I


         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn, Inc.:

Board of Directors:
-------------------

Gustaf Douglas
Chairman, Investment AB Latour
Biblioteksgatan 12
S-103 88 Stockholm, Sweden
Citizenship: Sweden

Fred Hassan
President and CEO, Pharmacia & Upjohn, Inc.
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

CUSIP Number: 865041 10 7                                         Page 12 of 15


Richard H. Brown
CEO and Chairman, Electronic Data Systems
5400 Legacy Drive
Suite H2-7W-40
Plano,  TX  75024-3199
Citizenship: United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 400
510 LaGuardia Place
New York, NY  10012
Citizenship:  United States

R.L. Berthold Lindqvist
President & CEO, Gambro AB
Magistratsvagen 16
S-220 10 Lund Sweden
Citizenship: Sweden

Bengt I. Samuelsson
Professor, Karolinska Institutet
Scheele Laboratory
Department of Medicine Biochemistry & Biophysics
Doktorsringen 9, A3
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

CUSIP Number: 865041 10 7                                         Page 13 of 15


J. Soren Gyll - Chairman
Chairman of the Board of Directors, Pharmacia & Upjohn, Inc.
AB Volvo
Kungstradgarden
S-103 95 Stockholm Sweden
Citizenship:  Sweden

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-I14 51 Stockholm Sweden
Citizenship:  Sweden


Executive Officers:
-------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and President, Research and Development
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship: Sweden

Richard T. Collier
Senior Vice President and General Counsel
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President, Pharmaceutical Operations
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 865041 10 7                                         Page 14 of 15


Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Robert G. Thompson
Senior Vice President and Chief Accounting Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Hakan Astrom
Senior Vice President, Corporate Strategy and
Investor Relations
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  Sweden

Carrie Cox
Senior Vice President and
Head, Global Business Management
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Paul Matson
Senior Vice President, Human Resources
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 865041 10 7                                         Page 15 of 15


Mats Pettersson
Senior Vice President, Mergers & Acquisitions
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  Sweden

                               INDEX OF EXHIBITS

Exhibit No.        Exhibit Description
-----------        -------------------

    2.1 Agreement and Plan of Merger, dated as of June 15, 1999 among SUGEN, P&U Inc. and Merger Sub (incorporated by reference from Exhibit 2.1 to SUGEN's Current Report on Form 8-K, filed June 21, 1999)

    2.2 Stock Option Agreement, dated as of June 15, 1999, between P&U Inc. and SUGEN (incorporated by reference from Exhibit
                   2.2 to SUGEN's Current Report on Form 8-K, filed June 21,
                   1999)

    2.3 Voting Agreement, dated as of June 15, 1999, among P&U Inc., Zeneca Limited and Stephen Evans-Freke (incorporated by reference from Exhibit 2 to Zeneca's Amendment No. 2 to
                   Schedule 13G, filed June 16, 1999)